FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 8, 2015

MATERIAL FACT

Following the material fact published today, in relation to the capital increase through an accelerated bookbuilding offering and with the waiving of pre-emption rights (the “Capital Increase”), Banco Santander, S.A. (“Banco Santander”) announces that it has today set the final terms and conditions of the Capital Increase:

a)
The Capital Increase will be of a total par value of 606,976,117 euros, through the issue of 1,213,592,234 ordinary shares of Banco Santander, each with a par value of fifty euro cents (€0.50), of the same class and series as the shares currently outstanding (the “New Shares”).

b)	The issue price (par value and share premium) of the New Shares has been set in the amount of 6.18 euros per share.

c)
Therefore, the total gross proceeds (comprising the par value and the share premium of all the New Shares) of the Capital Increase will amount to 7,500,000,006.12 euros, with 606,976,117 euros corresponding to the par value and 6,893,203,889.12 euros to the share premium. The New Shares will represent 9.64% of Banco Santander’s share capital before the Capital Increase and 8.80% of its share capital following the Capital Increase.

It is expected that the authorization for the admission to listing of the New Shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia will be granted on January 12, 2015, with the ordinary trading of the New Shares on the aforementioned exchanges expected to start on January 13, 2015. Furthermore, admission to listing of the New Shares in the foreign Stock Exchanges where Banco Santander shares are currently listed will also be requested.

Boadilla del Monte (Madrid), January 8, 2015

These materials do not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There is no intention to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. This document does not solicit money, securities or any other type of consideration and, if any money, securities or other type of consideration is sent in response hereto, it will not be accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	January 8, 2015	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer